Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2009 and 2008

Supplemental Schedule*
Schedule H, line 4i - Schedule of Assets (Held At End of Year) 13-14

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
BB&T Corporation Retirement Plans Committee of the
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, NC
June 16, 2010

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value
Common/collective trusts
BB&T Common Stock Funds	$554,279,445	$550,392,889
BB&T Common Stock	-	5,885,600
Mutual funds	886,284,055	703,319,043
Self-directed investments	43,968,836	29,869,666
Participant loans	33,301,727	29,728,429
One-year bank investment contract	120,039,881	95,622,600
Total investments, at fair value	1,637,873,944	1,414,818,227

Net assets available for benefits	$1,637,873,944	$1,414,818,227

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008

Additions to (deductions from) net assets attributable to:
Investment income (loss)
Interest	$4,543,213	$5,658,985
Dividends	38,941,243	56,375,663
Net appreciation (depreciation) in fair value of investments	101,351,589	(314,836,372)
Net investment income (loss)	144,836,045	(252,801,724)

Contributions
Employer	67,765,491	64,323,031
Employee	94,145,693	91,701,824
Rollovers	15,999,314	5,375,151
Total contributions	177,910,498	161,400,006

Benefits paid to participants	(100,697,676)	(128,768,386)
Administrative expenses	(402,594)	(220,519)

Net increase (decrease) prior to transfers from other plans	221,646,273	(220,390,623)

Transfers from other plans	1,409,444	7,328,450
Net increase (decrease)	223,055,717	(213,062,173)

Net assets available for benefits
Beginning of year	1,414,818,227	1,627,880,400
End of year	$1,637,873,944	$1,414,818,227

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

1 .	Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2007, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation

The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the IRS) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2009 and 2008, forfeited accounts totalled $7 and $0, respectively. This account can be used to reduce employer contributions. In 2009 and 2008, contributions by the employer were reduced by $97,746 and $55,875, respectively, from the forfeiture account.

2 .	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10).

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, the common collective trusts and a bank investment contract (the “one-year BIC”), each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Plan's investments are stated at fair value. Refer to Note 7 for detailed disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation /depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3 .	Recently Adopted Accounting Standards
In February 2010, the FASB issued updated guidance for Accounting Standards Codification ("ASC") 855, Subsequent Events, which requires disclosure of the date through which subsequent events have been evaluated. This update was effective upon issuance and has been adopted by the Plan. See related disclosure at Note 12 to the accompanying financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this additional guidance effective December 31, 2009. This additional guidance did not have a material effect on the Plan's reported results. The additional disclosures required by this additional guidance are included in Note 7 accompanying the Plan's financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 ("The Codification"). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. GAAP accounting standards; all other U.S. GAAP accounting literature not included in the Codification is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The Plan adopted The Codification effective December 31, 2009. This adoption changed the Plan's references to U.S. GAAP accounting standards but did not impact the Plan's reported results.

In September 2009, the FASB issued updated guidance for Accounting Standards Codification ("ASC") 820-10 Fair Value Measurements and Disclosures, which requires disclosure of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this Update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The amendments in this Update are effective for interim and annual periods ending after December 15, 2009 and have been adopted by the Plan.  See related disclosure at Note 7 to the accompanying financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

4 .	Bank Investment Contract
The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates were approximately 1.41 percent and 1.40 percent respectively, in 2009, and 3.30 percent and 3.25 percent respectively, in 2008. The interest rate is reset annually based on November 30th market yields for United States Treasury Notes having a one-year maturity.

As described in FASB ASC Topic 946-210, Fully Benefit-Responsive Investment Contracts ("Topic 946-210") and Topic 962-235, Defined Contribution Plans Investments—Other ("Topic 962-235"), investment contracts held by a defined-contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by Topic 946-210 and Topic 962-235, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC. No adjustment for contract value is necessary, as the contract value approximates fair value.

5 .	Transfers from Other Plans
During 2009 and 2008, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances, including investments and loans receivable, were transferred from the various plans at various dates during 2009 and 2008 as follows:

2009
McGriff, Siebels & Williams Employee 401(k) Profit Sharing
Plan and Trust	$443,711
Kingsport Development Company Insurance, Inc. 401(k) Profit
Sharing Plan and Trust	965,733
$1,409,444

2008
Burkey Risk Services, Inc. 401(k) Profit Sharing
Plan and Trust	$1,162,769
Carswell of Carolina, Inc. 401(k) Retirement Plan	657,515
Ramsey Title Group, LLC participating in the U.S. Personnel
401(k) Retirement Plan	358,947
Sidney O. Smith, Inc. 401(k) Profit Sharing Plan	5,149,219
$7,328,450

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

6 .	Investments
The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2009	2008
BB&T Corporation Common Stock Fund, 62,878,873 and
57,997,143 shares, respectively	$549,309,839	$550,392,889
BB&T Large Company Value Fund, 14,497,526 and
14,866,745 shares, respectively	153,818,747	133,800,710
BB&T U.S. Treasury Money Market Fund,
152,997,393 shares at December 31, 2008	-	152,997,393
Federated Treasury Obligations Fund, 138,572,985 shares
at December 31, 2009	138,572,985	-
BB&T Special Opportunities Fund, 5,791,295 and 4,893,570
shares, respectively	94,107,614	55,688,828
Bank Investment Contract	120,039,881	95,622,600
Total Return Bond Fund, 10,129,139 and 7,808,898 shares,
respectively	108,786,957	78,791,785

The fair market value of the BB&T Corporation Common Stock Fund of $549,309,839 and $550,392,889 at December 31, 2009 and 2008, respectively, which includes cash balances of $859,519 and $5,035,011 respectively, is allocated to participants’ accounts on a unitized basis.

During 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Common/collective trusts	$(30,637,895)	$(33,192,343)
BB&T Corporation common stock	2,248	(689,477)
Mutual funds	124,686,067	(265,727,733)
Self-directed investments	7,301,169	(15,226,819)
	$101,351,589	$(314,836,372)

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

7 .	Fair Value of Financial Instruments
FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"), defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure asset and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds, common stocks, corporate and government bonds that are traded on an exchange or listed market. The fair value of mutual funds, and self-directed brokerage investments was determined by closing prices or net asset values at the end of the Plan year. Year end prices and net asset values are obtained from third party pricing vendors.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include a one-year bank investment contract ("BIC") and unitized common collective trust stock funds.

The fair value of the one-year BIC approximates contract value. Contract value is determined as the face value of the Plan's investment, credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Refer to Note 4 for detailed disclosures related to Plan investment in the one-year BIC.

Plan investments in the Common Collective Trust BB&T Stock Funds ("CCT") meet the criteria provided in ASU 2009-12 for investments that calculate net asset value per share (or its equivalent). CCT net asset value per share is calculated based on measurement of all of the underlying investments of the CCT in accordance with Topic 820. The CCT's investment strategy limits underlying investments to BB&T Corporation common stock and cash or cash equivalents. Common stocks held by the common collective trust stock funds are traded on an exchange or listed market. Year end prices are obtained from third party pricing vendors. There are no redemption restrictions, or unfunded commitments associated with investments in CCT shares. Participant transactions in CCT shares are conducted at recorded net asset value per share at the transaction date.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include participant loans. Participant loans are stated at their outstanding balance, which approximates fair value. There is no allowance for credit losses, as defaulted participant loans are deemed distributions in accordance with Plan provisions and IRS regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/collective trusts	$554,279,445	$-	$554,279,445	$-
Mutual funds:
Money Market Funds	138,572,985	138,572,985
Stock Funds	520,456,779	520,456,779
Index Funds	44,248,614	44,248,614
Fixed Income Funds	108,786,957	108,786,957
Life Cycle Funds	74,218,720	74,218,720
Total Mutual Funds	$886,284,055	$886,284,055	$-	$-
Self-directed investments	43,968,836	43,968,836	-	-
Participant loans	33,301,727	-	-	33,301,727
One-year bank investment
contract	120,039,881	-	120,039,881	-
Total Investments at Fair
Value	$1,637,873,944	$930,252,891	$674,319,326	$33,301,727

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2008
	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/collective trusts	$550,392,889	$-	$550,392,889	$-
Mutual funds:
Money Market Funds	152,997,393	152,997,393	-	-
Stock Funds	471,529,865	471,529,865	-	-
Fixed Income Funds	78,791,785	78,791,785	-	-
Total Mutual Funds	$703,319,043	$703,319,043	$-	$-
BB&T Common Stock	5,885,600	5,885,600	-	-
Self-directed investments	29,869,666	29,869,666	-	-
Participant loans	29,728,429	-	-	29,728,429
One-year bank investment
contract	95,622,600	-	95,622,600	-
Total Investments at Fair
Value	$1,414,818,227	$739,074,309	$646,015,489	$29,728,429

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

The table below presents a reconciliation for the years ended December 31, 2009 and December 31, 2008, respectively, for all Level 3 assets and liabilities that are measured at fair value on a recurring basis:

	2009	2008

Balance at January 1	$29,728,429	$27,785,739
New loans issued	18,001,581	15,565,159
Loans distributed	(1,887,016)	(1,903,804)
Loan principal repayments	(12,541,267)	(11,884,511)
Transfers from other plans	-	165,846
Balance at December 31	$33,301,727	$29,728,429

8 .	Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was required to be restated and submitted to the Internal Revenue Service to obtain an updated determination letter. The submission to the IRS was completed on January 31, 2008.

9 .	Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10.	Party-In-Interest Transactions
Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $591,080,950 and $703,319,043 at December 31, 2009 and 2008, respectively, and bank investment contracts issued by a subsidiary of the Corporation of $120,039,881 and $95,622,600 at December 31, 2009 and 2008, respectively. The Plan received cash dividends of $8,503,114 and $16,195,799 on its investments in BB&T-sponsored mutual funds during 2009 and 2008, respectively, interest of $1,570,433 on its investment in the U.S. Treasury Money Market Fund during 2008, and interest of $1,661,154 and $2,613,910 on its investment in the bank investment contract during 2009 and 2008, respectively.

In addition, the Plan invests in common collective trusts ("CCT") with holdings in the Corporation’s common stock, as indicated in Note 7. The Plan received cash dividends of $26,595,536 and $39,098,266 on these investments during 2009 and 2008, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2009 and 2008 were $402,594 and $220,519, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008

11.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

12.	Subsequent Events
The Plan Administrator has evaluated subsequent events and determined that there are none requiring disclosure through the issuance date of these financial statements.

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2009

(a)		( b )	( c )	( d )
			Description of Investment, Including
			Maturity Date, Rate of Contract,
	Identity of Issuer,	Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Curent Value
*	BB&T Corporation	Common Stock Fund	Common/Collective Trust	$549,309,839
*	BB&T Corporation	ESOP Fund	Common/Collective Trust	4,969,606
				554,279,445

*	BB&T Corporation	Total Return Bond Fund	Mutual Fund	108,786,957
*	BB&T Corporation	Mid Cap Value Fund	Mutual Fund	66,884,593
*	BB&T Corporation	Mid Cap Growth Fund	Mutual Fund	40,099,093
*	BB&T Corporation	Large Company Value Fund	Mutual Fund	153,818,747
*	BB&T Corporation	International Equity Fund	Mutual Fund	54,967,922
*	BB&T Corporation	Small Cap Fund	Mutual Fund	12,183,312
*	BB&T Corporation	Special Opportunities Fund	Mutual Fund	94,107,614
*	BB&T Corporation	Equity Income I Fund	Mutual Fund	60,232,712
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	138,572,985
	Brandywine	Blue Fund	Mutual Fund	1,932,742
	Vanguard	Institutional Index	Mutual Fund	44,248,614
	T. Rowe Price	Retirement Income Fund	Mutual Fund	36,230,044
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	491,812
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	18,378,937
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	3,475,634
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	23,057,581
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	3,752,155
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	3,867,750
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	2,587,015
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	15,921,072
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	1,234,545
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	509,546
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	942,673
				$886,284,055

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) (Cont’d) December 31, 2009

(a)	( b )		( c )	( d )
			Description of Investment, Including
			Maturity Date, Rate of Contract,
	Identity of Issuer,	Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Curent Value

	Plan Participants		Self-directed investments	$43,968,836

			Participant loans ( 4.25% to 10.25% due
	Plan Participants		thru April 2027)	33,301,727

*	BB&T Corporation	One-Year Bank Investment Contract	Bank Investment Contract (1.4% in 2009)	120,039,881
				$1,637,873,944
		* Party in interest
		Cost is omitted because plan investments are participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401(k) Savings Plan

June 23, 2010

/S/ Steven L. Reeder
Senior Vice President & Benefits Manager